CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

03032643

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

October 1, 2003

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 08 2003 WASH. D.C. 187 SECTION

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

dlw 10/28

CI Funds

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds completes merger of 45 mutual funds

TORONTO (September 2, 2003) – CI Mutual Funds Inc. ("CI") today announced that it has completed the merger of 45 mutual funds. The mergers were approved by the unitholders of the funds in meetings on August 27, 2003.

"These mergers are part of our ongoing process of streamlining our overall lineup and making our funds more efficient to operate, creating savings for their unitholders," said Peter W. Anderson, CI President and Chief Executive Officer.

The merged funds included 15 investment pools in the Insight Program, CI's fee-based investment solution. To maintain their current fee structure, unitholders of the pools were issued new "Insight units" in the mutual funds.

The merged funds were:

Terminated Fund	Continuing Fund
CI Mid-Term Bond Fund	CI Canadian Bond Fund
CI Dividend Fund	Signature Dividend Fund
Signature Dividend Income Fund	Signature Dividend Fund
CI International Bond RSP Fund	CI Global Bond RSP Fund
CI Diversified Fund	Harbour Growth & Income Fund
CI Global Telecommunications Sector Fund	CI Global Science & Technology Sector Fund*
CI Global Telecommunications RSP Fund	CI Global Science & Technology RSP Fund**
Clarica Short Term Bond Fund	CI Short-Term Bond Fund
Clarica Bond Fund	CI Canadian Bond Fund
Clarica Income Fund	Clarica Premier Bond Fund
Clarica Money Market Fund	CI Money Market Fund
Clarica Diversifund 40	Clarica Canadian Diversified Fund
Clarica Conservative Balanced Fund	Clarica Canadian Diversified Fund
Clarica Growth Fund	Clarica Alpine Growth Equity Fund
Clarica Equifund	Clarica Canadian Blue Chip Fund
Clarica US Growth Equity Fund	CI Value Trust Sector Fund
Clarica Premier American Fund	CI Value Trust Sector Fund
Clarica Amerifund	CI American Value Fund
Clarica Asia and Pacific Rim Equity Fund	CI Pacific Fund
Clarica Alpine Asian Fund	CI Pacific Fund
Clarica Premier Emerging Markets Fund	CI Emerging Markets Fund

Clarica European Equity Fund	CI European Fund
Clarica Global Science & Technology Fund	CI Global Science & Technology Sector Fund*
Clarica RSP U.S. Equity Index Fund	CI American Value RSP Fund
Clarica RSP International Index Fund	CI International Value RSP Fund
Clarica RSP European Index Fund	CI European RSP Fund
Clarica RSP U.S. Technology Index Fund	CI Global Science & Technology RSP Fund**
Clarica RSP Japanese Index Fund	CI Japanese RSP Fund
Clarica Canadian Equity Index Fund	Signature Select Canadian Fund
Clarica Bond Index Fund	CI Canadian Bond Fund
Insight Canadian Value Pool	CI Canadian Investment Fund
Insight Canadian Growth Pool	Landmark Canadian Fund
Insight Canadian Dividend Growth Pool	Signature Select Canadian Fund
Insight Canadian Small Cap Pool	CI Explorer Fund
Insight U.S. Value Pool	CI American Value Fund
Insight U.S. Growth Pool	CI American Growth Fund
Insight International Value Pool	CI International Value Fund
Insight International Growth Pool	CI International Fund
Insight Global Equity Pool	CI Global Fund
Insight Global Equity RSP Pool	CI Global RSP Fund
Insight Global Small Cap Pool	CI Global Small Companies Fund
Insight Canadian High Yield Income Pool	Signature Corporate Bond Fund
Insight Canadian Fixed Income Pool	CI Canadian Bond Fund
Insight Global Fixed Income Pool	CI Global Bond Fund
Insight Money Market Pool	CI Money Market Fund

**Formerly CI Global Technology Sector Fund*
***Formerly CI Global Technology RSP Fund*

CI is a wholly owned subsidiary of CI Fund Management Inc., an independent, Canadian-owned investment management firm with approximately $35.4 billion in fee-earning assets as of August 31, 2003. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

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For further information please contact:
Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
Tel.: (416) 364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI complète la fusion de 45 fonds communs de placement

TORONTO (2 septembre 2003) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui qu'elle a complété la fusion de 45 fonds communs de placement. Les fusions ont été approuvées par les porteurs de parts des fonds lors d'une rencontre qui a eu lieu le 27 août 2003.

« Ces fusions font parties de notre processus continu de rationalisation de notre gamme de fonds pour une meilleure efficacité de gestion tout en produisant des épargnes pour leurs porteurs de parts », a déclaré Peter W. Anderson, président et chef de la direction de CI.

La fusion est constituée de 15 fonds de placement sous-jacents dans le programme Prestige, la solution de placement à commissions CI. Pour maintenir leur structure de frais actuelle, de nouvelles « parts Prestige » ont été émises aux porteurs de parts de fonds communs de placement.

Les fondsde fusion sont :

Fonds clôturés	Fonds prorogés
Fonds d'obligations à moyen terme CI	Fonds obligations canadiennes CI
Fonds de dividendes CI	Fonds de dividendes Signature
Fonds de revenu de dividendes Signature	Fonds de dividendes Signature
Fonds RER d'obligations internationales CI	Fonds RER d'obligations mondiales CI
Fonds de placements diversifiés CI	Fonds de revenu et de croissance Harbour
Fonds secteur télécommunication mondiales CI	Fonds secteur sciences & technologies mondiales CI*
Fonds RER télécommunications mondiales CI	Fonds RER sciences et technologies mondiales CI**
Fonds d'obligations à court terme Clarica	Fonds d'obligations à court terme CI
Fonds d'obligations Clarica	Fonds d'obligations canadiennes CI
Fonds à revenu Clarica	Fonds supérieur d'obligations Clarica
Fonds du marché monétaire Clarica	Fonds marché monétaire CI
Diversifonds Clarica 40	Fonds diversifié canadien Clarica
Fonds équilibré conservateur Clarica	Fonds diversifié canadien Clarica
Fonds de croisssance Clarica	Fonds d'actions de croisssance alpine Clarica
Varifonds Clarica	Fonds sécurité canadien Clarica
Fonds d'actions américaines de croissance Clarica	Fonds secteur valeur de fiducie CI
Fonds supérieur américain Clarica	Fonds secteur valeur de fiducie CI
Amérifonds Clarica	Fonds de valeur américaine CI
Fonds d'actions asie-pacifique Clarica	Fonds pacifique CI
Fonds asiatique alpin Clarica	Fonds pacifique CI
Fonds supérieur marchés émergents Clarica	Fonds marchés nouveaux CI
Fonds d'actions européennes Clarica	Fonds européen CI
Fonds Sciences & technologies mondiales Clarica	Fonds secteur sciences & technologies mondiales CI*
Fonds indiciel d'actions américaines RER Clarica	Fonds RER de valeur américaine CI
Fonds indiciel international RER Clarica	Fonds RER de valeur internationale CI
Fonds indiciel européen RER Clarica	Fonds RER européen CI
Fonds indiciel américain de technologie RER Clarica	Fonds RER sciences & technologies mondiales**
Fonds indiciel japonais RER Clarica	Fonds RER japonais CI
Fonds indiciel d'actions canadiennes Clarica	Fonds canadien sélect Signature
Fonds indiciel d'obligations Clarica	Fonds d'obligations canadiennes CI
Fonds canadien de valeur Prestige	Fonds de placements canadiens CI

Fonds canadien de croissance Prestige
Fonds canadien de croissance de dividendes Prestige
Fonds canadien de petites sociétés Prestige
Fonds américain de valeur Prestige
Fonds américain de croissance Prestige
Fonds international de valeur Prestige
Fonds de international de croissance Prestige
Fonds mondial d'actions Prestige
Fond mondial d'actions RER Prestige
Fonds mondial de petites sociétés Prestige
Fonds canadien de revenu à rendement élévé Prestige
Fonds canadien de revenu fixe Prestige
Fonds mondial de revenu fixe Prestige
Fonds de marché monétaire Prestige
Fonds canadien Landmark
Fonds canadien sélect Signature
Fonds explorateur CI
Fonds de valeur américaine CI
Fonds de titres de croissance américains CI
Fonds de valeur internationale CI
Fonds international CI
Fonds mondial CI
Fonds RER mondial CI
Fonds mondial de petites sociétés CI
Fonds d'obligations de sociétés Signature
Fonds d'obligations canadiennes CI
Fonds d'obligations mondiales CI
Fonds marché monétaire CI

**Anciennement Fonds secteur technologies mondiales CI*
***Anciennement Fonds RER technologies mondiales CI*

CI est une filiale en propriété exclusive de CI Fund Management Inc., une société de gestion de placement indépendante, sous contrôle canadien, qui gérait 35,4 milliards de dollars d'actifs rapportant des commissions au 31 août 2003. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds 100 % admissibles aux RER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture. CI a un site Internet à l'adresse www.cifunds.com.

-30-

Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président et chef de la direction
CI Mutual Funds Inc.
Tel. : (416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds posts fifth straight month of asset growth

TORONTO (September 2, 2003) – CI Fund Management Inc. reported today that its wholly owned subsidiary CI Mutual Funds Inc. recorded its fifth consecutive month of asset growth in August 2003.

CI's mutual and segregated fund assets grew by 2% in August 2003 to $30.3 billion, and total fee-earning assets grew by 1% to $35.4 billion. Meanwhile, CI reported net redemptions of $15 million during the month. However, excluding money market funds, net redemptions totalled just $4 million.

"Net sales of long-term funds have strengthened significantly in recent months, reflecting a slow but sure improvement in investor confidence," said Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer of CI Fund Management Inc.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

-30-

For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: 416-364-1145

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI affiche un cinquième mois consécutif de croissance de l'actif

TORONTO (2 septembre 2003) – CI Fund Management Inc. a annoncé aujourd'hui que sa filiale en propriété exclusive, CI Mutual Funds Inc., a enregistré son cinquième mois consécutif de croissance de l'actif en août 2003.

Les actifs des Fonds mutuels et distincts CI ont eu une croissance de 2 % en août 2003 à 30,3 milliards de dollars et le total des actifs rapportant des commissions a eu une croissance de 1 % à 35,4 milliards de dollars. Au même moment, CI a enregistré des rachats nets de 15 millions de dollars au cours du mois. Cependant, mis à part les fonds du marché monétaire, les rachats nets ne totalisent que 4 millions de dollars.

« Les ventes nettes des fonds à long terme se sont renforcé considérablement ces derniers mois, reflétant une amélioration lente mais certaine de la confiance des consommateurs, » a déclaré Stephen A. MacPhail, vice-président à la direction, chef de l'exploitation et chef des finances de CI Fund Management Inc.

CI Fund Management Inc. (TSX : CIX) est une société de gestion indépendante, sous contrôle canadien, qui offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds mondiaux 100 % admissibles aux RER, des fonds distincts et des fonds de couverture. CI a un site Web à l'adresse www.cifunds.com.

-30-

Pour de plus amples renseignements, communiquez avec :
Stephen A. MacPhail
Vice-président à la direction,
Chef de l'exploitation et chef des finances
CI Fund Management Inc.
Tél.: 416 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

DDJ U.S. High Yield Fund Announces $40 Million Initial Public Offering

TORONTO (September 5, 2003) – CI Mutual Funds Inc., manager of DDJ U.S. High Yield Fund (the "Fund"), is pleased to announce that on September 4, 2003 the Fund completed its initial public offering of 4,000,000 units at a price of $10 per unit for gross proceeds of $40 million. Units of the Fund are listed on The Toronto Stock Exchange and began trading yesterday under the symbol "DDJ.UN".

The Fund's investment objectives are to provide unitholders with tax-efficient monthly distributions consisting of capital gains and returns of capital of approximately $0.0625 per unit ($0.75 per annum to yield 7.5% on the subscription price of $10.00 per Unit) and to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of the units to unitholders on or about the Termination Date. Units of the Fund may be redeemed annually.

To provide the Fund with the ability to meet its investment objectives, the Fund will provide unitholders with exposure to the performance of an actively managed portfolio (the "High Yield Portfolio") consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations. The High Yield Portfolio will be held by DDJ U.S. High Yield Trust (the "High Yield Trust"). The return to unitholders will be dependent upon the return of the High Yield Portfolio by virtue of Forward Agreements.

DDJ Capital Management, LLC will manage the High Yield Portfolio and will provide investment advisory and portfolio management services to the High Yield Trust.

The offering was made through a syndicate of agents co-led by RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc. and including CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation, Dundee Securities Corporation, HSBC Securities (Canada) Inc., Raymond James Ltd., Desjardins Securities Inc. and First Associates Investments Inc.

The Fund has granted to the Agents an option exercisable for a period of 30 days from the closing of the initial public offering to purchase up to 600,000 units of the Fund on the same terms as conditions.

CI Mutual Funds Inc. is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned investment management company with approximately $35.4 billion in fee-earning assets as of August 31, 2003. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds. CI is on the web at www.cifunds.com.

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For further information, contact:
David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel.: 416-364-1145

j:\mjk\ddj\ii\press rls\ddjrls-sept05.dot

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES EXPECTED DISTRIBUTION TO UNITHOLDERS

Toronto, September 15, 2003 - DDJ Canadian High Yield Fund (the "Fund") announced today its expected quarterly distribution to unitholders.

Rate:	$0.61 per unit
Payable Date:	October 15, 2003
Record Date:	September 30, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

THIS IS ONLY AN ESTIMATE BASED ON CURRENT MARKET CONDITIONS AND IS SUBJECT TO CHANGES BASED ON THE ACTUAL FINANCIAL RESULTS FOR THE FUND.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\ddj\distrib\2003\sept\ddj0915.dot

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND
MAKES A NORMAL COURSE ISSUER BID

Toronto, September 29, 2003 - DDJ U.S. High Yield Fund (the "Fund") intends to purchase for cancellation up to 422,000 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 422,000 Units represent 10% of the public float of the Fund being 4,220,000 Units as at September 28, 2003. The number of issued and outstanding Units as at September 28, 2003 is 4,220,000.

The purchases may commence on October 1, 2003 and will terminate on September 30, 2004, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Fund's amended and restated declaration of trust, the Fund may only repurchase Units at a price which is less than 95% of the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 5% discount to the Net Asset Value per Unit, the Manager of the Fund believes that it would be in the best interests of the Fund and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Fund intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For further information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 681-6542

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82-4994

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, September 30, 2003 - DDJ Canadian High Yield Fund (the "Fund") announced today its quarterly distribution to unitholders.

Rate:	$0.61 per unit
Payable Date:	October 15, 2003
Record Date:	September 30, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end investment trust listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued in the United States market by Canadian corporations.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

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